Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: New Starship Parent, Inc.

Subject Company: FTAC Olympus Acquisition Corp.

Payoneer Announces Q4 and Full Year 2020 Financial Highlights

Focused on Continued Growth in 2021

NEW YORK, NY and PHILADELPHIA, PA – March 30, 2021 – Payoneer Inc. (“Payoneer”), the global payment and commerce-enabling platform which powers growth for millions of digital businesses worldwide, reported that it has filed its full year audited 2020 financial results with the SEC in Amendment No. 1 to the Registration Statement on Form S-4/A filed by “New Starship Parent Inc.”. In addition, the Company reaffirmed its financial outlook for the full year 2021. Payoneer and FTAC Olympus Acquisition Corp. (NASDAQ:FTOC) (“FTOC”), a special purpose acquisition company, previously announced that they recently entered into a definitive agreement and plan of reorganization (the “Reorganization”).

Financial Highlights

Fourth Quarter 2020 versus Fourth Quarter 2019

●	Volume increased 55% to $13.9 billion compared to $9.0 billion in 2019. Adjusted volume[1] increased 66%.

●	Revenue increased 11% to $94.7 million from $85.3 million in 2019. Adjusted revenue[1] increased 38%.

●	Operating loss of $9.4 million compared to a loss of $4.3 million in 2019.

●	Transaction Profit[1] increased 20% to $70.8 million from $58.8 million in 2019. Adjusted transaction profit[1] increased 53%.

Full Year 2020 versus Full Year 2019

●	Volume increased 53% to $44.4 billion compared to $29.0 billion in 2019. Adjusted volume[1] increased 67%.

●	Revenue grew 9% to $345.6 million from $317.8 million in 2019. Adjusted revenue[1] increased 31%.

●	Operating loss of $17.3 million compared to a profit of $3.6 million in 2019.

●	Transaction Profit[1] increased 11% to $248.6 million from $223.1 million in 2019. Adjusted transaction profit[1] increased 36%.

“2020 was another strong year for Payoneer as we witnessed the continued digitalization of global commerce and the unique value that the Payoneer platform plays in enabling small and large businesses to accelerate their growth,” said Scott Galit, Chief Executive Officer of Payoneer. “Normalizing for the impact of the COVID-19 pandemic on our travel marketplaces and excluding interest income, 2020 adjusted volume increased 67% year-over-year, adjusted revenue grew 31% year-over-year and adjusted transaction profit grew 36% year-over-year. Moreover, we finished the year with strong exit velocity as our fourth quarter adjusted revenue grew 38% year-over-year and adjusted transaction profit grew 53% year-over-year.”

1 Reconciliations of non-GAAP results to GAAP results are provided in the tables at the end of this release.

“I’m incredibly proud of the way our team helped customers all over the world navigate the new normal brought on by the COVID-19 pandemic,” continued Galit. “Over the last 15 years, we have created a leading global platform and trusted brand with powerful network effects, driving a significant and sustainable competitive advantage. That foundation was critical to our achievements in 2020 and puts us in a good position as we look to leverage our market momentum and scale in 2021, further expanding our ecosystem as well as extending our product suite to help our customers grow. Furthermore, we continue to be excited about the pending merger with FTOC, and remain on track to complete the proposed transaction in the second quarter of this year.”

Full Year 2021 Outlook

Payoneer reaffirms its financial outlook for the full year 2021. The Company expects:

●	Volume of $64 billion

●	Revenue of $432 million

●	Transaction Profit[1] of $311 million

The SEC Form S-4/A can be found in the filings by New Starship Parent Inc. at www.sec.gov. Payoneer and FTOC entered into a definitive agreement and plan of reorganization (the “Reorganization”) in February. Completion of the proposed business combination is subject to approval by the shareholders of FTAC Olympus Acquisition Corp. and certain other conditions. The proposed business combination is on track and expected to close in the second quarter of 2021.

About FTAC Olympus Acquisition Corp.

FTAC Olympus Acquisition Corp. is a blank-check company led by Betsy Z. Cohen as Chairman of the Board and Ryan M. Gilbert as President and Chief Executive Officer formed for the purpose of acquiring or merging with one or more technology and financial services technology companies.

About Payoneer:

Payoneer’s mission is to empower businesses to go beyond – beyond borders, limits and expectations. In today’s digital world, Payoneer enables any business of any size from anywhere to access new economic opportunities by making it possible to transact as easily globally as they do locally.

Payoneer’s digital platform streamlines global commerce for millions of small businesses, marketplaces and enterprises from 190 countries and territories.  Leveraging its robust technology, compliance, operations and banking infrastructure, Payoneer delivers a suite of services that includes cross-border payments, working capital, tax solutions, merchant services and risk management.  Powering growth for customers ranging from aspiring entrepreneurs in emerging markets to the world’s leading digital brands like Airbnb, Amazon, Google, Upwork and Walmart, Payoneer makes global commerce easy and secure.  Founded in 2005, Payoneer has a team based all around the world.

In February 2021, Payoneer entered into a definitive agreement and plan of reorganization with FTAC Olympus Acquisition Corp in a transaction that would result in Payoneer becoming a U.S. publicly listed entity. The transaction is expected to close in the second quarter of 2021, subject to satisfaction of customary closing conditions.

www.payoneer.com

Important Information and Where to Find It

In connection with the proposed Reorganization between Payoneer and FTOC, New Starship Parent Inc. filed with the Securities and Exchange Commission (“SEC”) a preliminary proxy statement / prospectus on Form S-4 and Amendment No. 1 to the Registration Statement on Form S-4/A, and FTOC will mail a definitive proxy statement / prospectus and other relevant documentation to FTOC stockholders. This document does not contain all the information that should be considered concerning the proposed Reorganization. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed Reorganization. FTOC stockholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with the solicitation of proxies for the extraordinary general meeting to be held to approve the transactions contemplated by the proposed Reorganization because these materials will contain important information about Payoneer, FTOC and the proposed transactions. The definitive proxy statement / prospectus will be mailed to FTOC stockholders as of a record date to be established for voting on the proposed Reorganization when it becomes available. Stockholders are also able to obtain a copy of the proxy statement / prospectus filed with the SEC on February 16, 2021 (as may be amended), and once available, the definitive proxy statement / prospectus, without charge, at the SEC’s website at http://sec.gov or by directing a request to: FTAC Olympus Acquisition Corp., 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania 19104.

Participants in the Solicitation

Payoneer and FTOC, and their respective directors and executive officers, may be considered participants in the solicitation of proxies with respect to the potential transaction described in this press release under the rules of the SEC. Information about the directors and executive officers of FTOC is set forth in FTOC’s Prospectus dated August 25, 2020 filed with the SEC on August 26, 2020. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction and a description of their interests is set forth in the proxy statement/prospectus filed with the SEC on February 16, 2021 (as may be amended). These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FTOC or Payoneer, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward-Looking Statements

This press release includes, and oral statements made from time to time by representatives of FTOC and Payoneer may be considered, “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or FTOC’s, Payoneer’s or New Starship Parent Inc.’s future financial or operating performance. For example, projections of future Volume, Revenue, Transaction Profit, and Operating Income are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by FTOC and its management, and Payoneer and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Reorganization; (2) the outcome of any legal proceedings that may be instituted against FTOC, Payoneer, New Starship Parent Inc. or others following the announcement of the Reorganization and any definitive agreements with respect thereto; (3) the inability to complete the Reorganization due to the failure to obtain approval of the shareholders of FTOC, to obtain financing to complete the Reorganization or to satisfy other conditions to closing; (4) changes to the proposed structure of the Reorganization that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Reorganization; (5) the ability to meet applicable listing standards following the consummation of the Reorganization; (6) the risk that the Reorganization disrupts current plans and operations of Payoneer as a result of the announcement and consummation of the Reorganization; (7) the ability to recognize the anticipated benefits of the Reorganization, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Reorganization; (9) changes in applicable laws or regulations; (10) the possibility that Payoneer or the combined Company may be adversely affected by other economic, business and/or competitive factors; (11) Payoneer’s estimates of its financial performance; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in FTOC’s Prospectus dated August 25, 2020 filed with the SEC on August 26, 2020, the section entitled “Risk Factors” in FTOC’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, as well as any further risks and uncertainties contained in the Form S-4/proxy statement filed on February 16, 2021 (as may be amended). Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. None of FTOC, Payoneer or New Starship Parent Inc. undertakes any duty to update these forward-looking statements.

Financial Information; Non-GAAP Financial Measures

Some of the financial information and data contained in this presentation, such as Adjusted Revenue, Transaction Profit, or Adjusted Transaction Profit have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). Payoneer defines Adjusted Revenue as Revenue less revenue from two travel marketplaces and interest income. Payoneer defines Transaction Profit as Revenue less Transaction Costs. Payoneer defines Adjusted Transaction Profit as Transaction Profit less Transaction Profit from two travel marketplaces and interest income. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and the non-GAAP financial measures as used in the above may not be comparable to similarly titled amounts used by other companies or persons, because they may not calculate these non-GAAP measures in the same manner.

Investor Contact:

PayoneerIR@icrinc.com

Media Contact:

PayoneerPR@icrinc.com

PAYONEER INC.

RECONCILIATION BETWEEN OPERATING INCOME (LOSS) AND TRANSACTION PROFIT

(U.S. dollars in thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2020	2019	2020	2019
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Revenues	$94,707	$85,317	$345,592	$317,750
GAAP operating income (loss)	(9,424)	(4,312)	(17,295)	3,641
Other operating expenses	24,234	22,010	81,976	82,295
Research and development costs, net	17,366	9,894	52,301	34,772
Sales and marketing	23,039	18,751	76,846	61,020
General and administrative	11,010	9,604	37,629	31,016
Depreciation and amortization	4,533	2,891	17,095	10,341
Non-GAAP transaction profit	70,758	58,838	248,552	223,085
GAAP operating income margin	-10.0%	-5.1%	-5.0%	1.1%
Non-GAAP transaction profit margin	74.7%	69.0%	71.9%	70.2%

PAYONEER INC.

RECONCILIATION BETWEEN VOLUME AND ADJUSTED VOLUME

(U.S. dollars in millions)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2020	2019	2020	2019
Volume	13,880	8,951	44,419	28,990
Volume from two major Travel Marketplaces	701	1,001	2,298	3,710
Adjusted Volume	13,179	7,950	42,120	25,281

PAYONEER INC.

RECONCILIATION BETWEEN REVENUES AND ADJUSTED REVENUES

(U.S. dollars in thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2020	2019	2020	2019
Revenues	94,707	85,317	345,592	317,750
Revenue from two major Travel Marketplaces	3,889	16,074	20,881	56,596
Interest income	765	3,980	6,001	17,182
Adjusted Revenues	90,053	65,264	318,710	243,972

PAYONEER INC.

RECONCILIATION BETWEEN TRANSACTION PROFIT AND ADJUSTED TRANSACTION PROFIT

(U.S. dollars in thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2020	2019	2020	2019
Transaction Profit	70,758	58,838	248,552	223,085
Transaction Profit from two major Travel Marketplaces	921	9,653	8,214	33,835
Interest income	765	3,980	6,001	17,182
Adjusted Transaction Profit	69,072	45,205	234,336	172,067

PAYONEER INC.

RECONCILIATION BETWEEN OPERATING INCOME (LOSS) AND TRANSACTION PROFIT FOR 2021 GUIDANCE

(U.S. dollars in millions)

Year Ended
December 31, 2021
GAAP operating income (loss)	(50)
Operating Expenses	361
Transaction Profit	311

Important Information and Where to Find It

In connection with the definitive agreement and plan of reorganization (the “Reorganization”) between Payoneer Inc. (“Payoneer”) and FTAC Olympus Acquisition Corp. (“FTOC”), New Starship Parent Inc. (“New Starship”) filed with the Securities and Exchange Commission (the “SEC”) a preliminary proxy statement / prospectus on February 16, 2021 and will mail a definitive proxy statement / prospectus and other relevant documentation to FTOC stockholders. This document does not contain all the information that should be considered concerning the proposed Reorganization. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed Reorganization. FTOC stockholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto, when available, and the definitive proxy statement / prospectus in connection with the solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed Reorganization because these materials will contain important information about Payoneer, FTOC and the proposed transactions. The definitive proxy statement / prospectus will be mailed to FTOC stockholders as of a record date to be established for voting on the proposed Reorganization when it becomes available. Stockholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once it is available, without charge, at the SEC’s website at http://sec.gov or by directing a request to: FTAC Olympus Acquisition Corp., 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania 19104.

Participants in the Solicitation

Payoneer and FTOC, and their respective directors and executive officers, may be considered participants in the solicitation of proxies with respect to the potential transaction described in these materials under the rules of the SEC. Information about the directors and executive officers of FTOC is set forth in FTOC’s Prospectus dated August 25, 2020 filed with the SEC on August 26, 2020. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction and a description of their interests are set forth in the proxy statement/ prospectus filed with the SEC on February 16, 2021. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

These materials are not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FTOC or Payoneer, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.